================================================================================
      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 11, 2003
================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            SCHEDULE 14A INFORMATION
                    PROXY STATEMENT PURSUANT TO SECTION 14(a)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )

Filed by the Registrant  [ ]
Filed by a Party other than the Registrant  |X|
     Check the appropriate box:
     [ ]  Preliminary Proxy Statement
     [ ] Confidential, For Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
     |X|  Supplement to Definitive Proxy Statement
     [ ]  Definitive Additional Materials
     [ ]  Soliciting Material Pursuant to Rule 14a-12

                              HERCULES INCORPORATED
                (Name of Registrant as Specified in Its Charter)

               HERCULES SHAREHOLDERS' COMMITTEE FOR NEW MANAGEMENT
                                       ---
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
|X|  No fee required.
[ ]  Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
     (1)  Title of each class of securities to which transaction applies:
     (2)  Aggregate number of securities to which transaction applies:
     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
     (4)  Proposed maximum aggregate value of transaction:
     (5)  Total fee paid:
[ ]  Fee paid previously with preliminary materials.
[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
     (1) Amount Previously Paid:
     (2) Form, Schedule or Registration Statement No.:
     (3) Filing Party:
     (4) Date Filed:

================================================================================

                        SUPPLEMENT TO PROXY STATEMENT OF
             THE HERCULES SHAREHOLDERS' COMMITTEE FOR NEW MANAGEMENT
                                                      ---

                         -----------------------------

                         ANNUAL MEETING OF SHAREHOLDERS
                           TO BE HELD ON JULY 25, 2003

                         -----------------------------

        The following information (this "Supplement") which supplements and amends the definitive Proxy Statement dated June 2, 2003 (the "Committee's Proxy Statement") of the Hercules Shareholders' Committee for New Management (the "Committee"), and the enclosed revised WHITE proxy card are being furnished by the Committee to holders of shares of common stock of Hercules Incorporated ("Hercules" or the "Company"), $25/48 stated value per share (the "Shares" or the "Common Stock"), in connection with the solicitation by the Committee of proxies to be voted at the 2003 Annual Meeting of Shareholders (the "Annual Meeting") of Hercules, and at any and all adjournments, postponements, continuations or rescheduling thereof.

        According to the preliminary proxy statement filed by Hercules (the "Management Preliminary Proxy Statement") with the Securities and Exchange Commission ("SEC") on June 3, 2003, the Annual Meeting will be held on Friday, July 25, 2003, at 11:00 a.m., local time, at the Bank One Center on the Riverfront, 800 South Madison Street, Wilmington, Delaware, and the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting is June 6, 2003 (the "Record Date"). The total number of Shares issued and outstanding on the Record Date and entitled to vote at the Annual Meeting is required to be set forth in the Company's definitive Proxy Statement (the "Management Definitive Proxy Statement") to be filed at a later date with the SEC and, in accordance with Rule 14a-5(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), such information is incorporated herein.

        This Supplement is being distributed by the Committee in order to provide shareholders with information and an opportunity to vote on the three following additional proposals which are set forth in Management's Preliminary Proxy Statement. The three additional proposals are:

    a) a management proposal ("Proposal 3") to approve the Hercules Incorporated Omnibus Equity Compensation Plan for Non-Employee Directors;

    b) a shareholder's proposal ("Proposal 4") to redeem the Company's Rights Plan, commonly referred to as a "poison pill"; and

    c) a shareholder's proposal ("Proposal 5") requesting the Hercules Board to amend the Company's Restated Certificate of Incorporation to provide for the right of shareholders to take action by written consent and to call special meetings.

        FOR THE REASONS MORE FULLY DESCRIBED IN THIS SUPPLEMENT, THE COMMITTEE URGES SHAREHOLDERS TO OPPOSE PROPOSAL 3 AND TO SUPPORT PROPOSALS 4 AND 5. THE COMMITTEE URGES SHAREHOLDERS NOT TO SIGN ANY GOLD PROXY CARD SENT TO YOU BY HERCULES.

        Additionally, the Management Preliminary Proxy Statement discloses that the Company's four director nominees will be Thomas P. Gerrity, John K. Wulff, Patrick Duff and Joe B. Wyatt, only one of whom is an incumbent director. Information regarding these nominees will be included in the Management Definitive Proxy Statement. Because of the Company's interpretation of its bylaw requiring the vote of a majority of the Shares outstanding for the election of nominees to the Board, it is possible that one or more of the incumbent directors who are not standing for reelection at the Annual Meeting could be "holdover" directors and retain their seats on the Board even though the Committee's nominees might receive more votes than the Company's nominees. Because of this unusual bylaw provision, it is important that all shareholders vote for the election of directors.

        This Supplement and the revised WHITE proxy card are first being mailed to shareholders on or about June 11, 2003.

        THIS SOLICITATION IS BEING MADE BY THE COMMITTEE AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF HERCULES.

        AS NOTED BELOW, IF YOU HAVE ALREADY COMPLETED AND RETURNED THE COMMITTEE'S ORIGINAL WHITE PROXY CARD, SUCH PROXY WILL CONTINUE TO BE VALID WITH RESPECT TO PROPOSALS 1 AND 2 (AS DEFINED BELOW), BUT WILL NOT BE COUNTED FOR PURPOSES OF VOTING ON PROPOSALS 3, 4 AND 5.

                              QUESTIONS AND ANSWERS

WHO CAN VOTE AT THE ANNUAL MEETING?

        Holders of Hercules Common Stock as of the close of business on June 6, 2003 are entitled to one vote per Share at the Annual Meeting.

WHAT IS BEING VOTED ON?

    1. Election of four directors, each for a three-year term expiring at the 2006 Annual Meeting ("Proposal 1");

    2. Ratification of the appointment of PricewaterhouseCoopers LLP as independent public accountants for 2003 ("Proposal 2");

    3. Approval of the Hercules Incorporated Omnibus Equity Compensation Plan for Non-Employee Directors ("Proposal 3");

    4. A shareholder proposal requesting the Hercules Board to redeem the Company's Rights Plan, or "poison pill" ("Proposal 4");

    5. A shareholder proposal requesting the Hercules Board to amend the Company's Restated Certificate of Incorporation to provide for the right of shareholders to take action by written consent and to call special meetings ("Proposal 5"); and

    6. Such other business as may properly come before the Annual Meeting or at any adjournments, postponements, continuations or reschedulings of the Annual Meeting.

HOW DO I VOTE?

        We urge you NOT to sign or return Hercules' gold proxy card-even as a protest vote against Hercules. Simply throw it away. If you return or returned the Committee's original WHITE proxy card, you have NOT voted on Proposals 3, 4 and 5. If you have already completed and returned the original WHITE proxy card, such proxy will continue to be valid with respect to Proposals 1 and 2 but will not be counted for purposes of voting on Proposals 3, 4 and 5. If you wish to specify the manner in which your Shares are to be voted on Proposals 3, 4 and 5, you should mark, sign, date and return the accompanying revised WHITE proxy card in the enclosed postage paid envelope.

MAY I CHANGE MY VOTE OR REVOKE MY PROXY?

        You may change your vote or revoke your proxy in any one of the following ways:

    1) by sending a written notice to the Company stating that you want to revoke your proxy;

    2) by returning another proxy by mail that has a later date than the previously returned proxy card; or

    3) by voting in person at the Annual Meeting. (Information concerning directions to the location of the Annual Meeting and other requirements being imposed by the Company for attendance at the Annual Meeting is contained in the Management Preliminary Proxy Statement.)

WHAT IF I HAVE QUESTIONS?

        If you have any questions concerning the Committee's solicitation of WHITE proxy cards or need assistance in voting your Shares, please contact our proxy solicitor:

                    Georgeson Shareholder Communications Inc.
                                 17 State Street
                                   10th Floor
                               New York, NY 10004
                        Phone (toll free): (866) 288-2190
              Banks and Brokerage Firms please call: (212) 440-9800

PROPOSAL 3 -- APPROVAL OF THE HERCULES INCORPORATED OMNIBUS EQUITY
              COMPENSATION PLAN FOR NON-EMPLOYEE DIRECTORS

        According to the Management Preliminary Proxy Statement, the Company is asking shareholders to approve the Hercules Incorporated Omnibus Equity Compensation Plan for Non-Employee Directors (the "Director Equity Plan") which the Board of Directors adopted on April 24, 2003, subject to shareholder approval. If the plan is adopted, it will become effective immediately upon shareholder approval and will terminate ten years after its effective date.

        For the reasons set forth below, the Committee recommends that shareholders vote against the Director Equity Plan. The Director Equity Plan, if approved, would authorize the Board of Directors to increase the amount of stock GRANTS for non-employee directors from 60,000 to 660,000 Shares and provides the Board with UNFETTERED AUTHORITY to transform the stock portion of its own compensation from OPTIONS to GRANTS. We are opposed to free stock GRANTS for directors because, by their terms, they reward directors irrespective of how Hercules shareholders do. We believe that any director stock compensation should be in the form of stock OPTIONS, which will only have value if the Company creates shareholder value for ALL Hercules shareholders.

               THE COMMITTEE RECOMMENDS A VOTE AGAINST PROPOSAL 3


PROPOSAL 4 -- REDEMPTION OF THE RIGHTS PLAN

        According to the Management Preliminary Proxy Statement, Gamco Investors, Inc. ("Gamco"), One Corporate Center, Rye, New York 10580, a beneficial owner of 10,892,694 Shares, intends to present the following resolution, which is set forth in the Management Preliminary Proxy Statement, at the Annual Meeting for action by Hercules shareholders:

        "RESOLVED, that the shareholders of Hercules Incorporated request the Board of Directors redeem the Rights issued pursuant to the Rights Agreement, dated as of August 4, 2000, unless the holders of a majority of the outstanding shares approve the issuance at a meeting of the shareholders held as soon as practical."

        As we stated in our Proxy Statement, we are in favor of redeeming the Company's poison pill and, accordingly, the Committee supports Gamco's resolution. The Committee supports this resolution because we believe that it is paramount that YOU have the right to consider for yourself the merits of offers for your Shares. (For further information concerning the Company's poison pill, see the Committee's Proxy Statement under the caption "HERCULES' POISON PILL COSTS HERCULES SHAREHOLDERS MORE THAN $190 MILLION.")

        In addition, in spite of management's claim to the contrary, many studies have shown that poison pills have a negative impact on shareholders interests. For example, in one oft-cited study by the Analysis Group ("The Effects of Poison Pills on Shareholders:

A Re-Analysis of Georgeson's Sample," December 1988), the authors conclude that "there is no sound empirical evidence suggesting that pills are in shareholders interests." Moreover, legal commentators, in commenting on the impact of poison pills, have cited many additional studies in concluding that poison pills have a negative impact on shareholder wealth. For example, Guhan Subramanian, a Fellow at the Harvard Negotiation Research Project at Harvard Law School, in a 1998
article in the Delaware Journal of Corporate Law ("A New Takeover Defense
Mechanism: Using an Equal Treatment Agreement as an Alternative to the Poison Pill") states that "...more recent studies of poison pills show that adoption of a pill tends to have a negative impact on shareholder wealth."(1)

        It should also be noted that despite the Company's claims that it is "committed to following the highest standards of corporate governance," the Hercules majority directors are opposed to this shareholder-sponsored proposal to eliminate the poison pill. Furthermore, despite stating that the Board would abide by a vote in favor of the rights plan proposal, the Management Preliminary Proxy Statement does not indicate whether the Board would in the future reinstate a poison pill -- as it did in 2000 notwithstanding the previous shareholder referendum in 1991 to redeem the Company's then existing rights plan.(2) Moreover, it is not clear when the Company would abide by such shareholder vote; after all, the Company did not abide by the 1991 precatory vote regarding the redemption of its then existing poison pill until 1994, only two years prior to its expiration.

        Despite the uncertainty regarding the majority directors' ultimate intentions regarding the poison pill (for example, with respect to timing, terms, conditions and ability to reinstate), we recommend that all shareholders vote in favor of this proposal. Moreover, you should know that, if the Committee's nominees are elected, we would immediately (and unconditionally) redeem the poison pill, and we will seek to amend the Company's certificate of incorporation to prevent poison pills from being reinstated in the future without prior shareholder approval.

                 THE COMMITTEE RECOMMENDS A VOTE FOR PROPOSAL 4


PROPOSAL 5-- AMENDMENT OF THE COMPANY'S RESTATED CERTIFICATE OF INCORPORATION TO
             PROVIDE FOR THE RIGHT OF SHAREHOLDERS TO TAKE ACTION BY WRITTEN CONSENT AND TO CALL SPECIAL MEETINGS

        According to the Management Preliminary Proxy Statement, the New York City Fire Department Pension Fund (the "NYC Fire Fund"), 1 Centre Street, New York, New York 10007, a beneficial owner of 29,200 Shares, has informed Hercules that it intends to introduce the following resolution at the Annual Meeting for action by Hercules shareholders:


----------
    (1) Permission to use the above-cited materials was neither sought nor obtained.

    (2) The Company's commitment to abide by the decision of shareholders is particularly suspect in light of the fact that the Company has ignored a similar shareholder vote in the past as well as the disclosure elsewhere in the Management Preliminary Proxy Statement that the shareholder proposals are "`precatory' which means that, even if they are adopted, they are not legally binding on the Company."

        "BE IT RESOLVED, that the shareholders of Hercules Incorporated request that the Board of Directors amend the certificate of incorporation to reinstate the rights of the shareholders to take action by written consent and to call special meetings"

        For the reasons set forth below, the Committee supports the NYC Fire Fund's resolution. The Committee supports this resolution because it believes in shareholder democracy. We believe that shareholders should be able to express their views on matters affecting their Company and their investment in the face of management or Board opposition. Providing shareholders the right to take action by written consent and to call special meetings, when necessary, allows shareholders to better voice their concerns to management. For example, permitting shareholders to act other than at annual meetings would allow shareholders to vote on or take action in connection with matters of importance to the Company and its shareholders that the Board of Directors otherwise might oppose. It should be noted that the Hercules majority directors do not support the NYC Fire Fund's resolution because they apparently believe that such pro-shareholder provisions would "undermine, rather than foster, shareholder democracy."

        The Committee views this opposition to the NYC Fire Fund's resolution as yet another example of management's desire to maintain the status quo and to entrench itself by retaining what the Committee views as anti-shareholder devices.

                 THE COMMITTEE RECOMMENDS A VOTE FOR PROPOSAL 5

                                 REQUIRED VOTES

        Required information concerning the necessary vote to ratify Proposal 2 as well as Proposals 3, 4 and 5 at the Annual Meeting and the effects, if any, of abstentions and broker non-votes on such matters, will be set forth in the Management Definitive Proxy Statement and, in accordance with Rule 14a-5(c) under the Exchange Act, reference is made to the Management Definitive Proxy Statement for such information.

        Enclosed with this Supplement is a revised WHITE proxy card which differs from the original WHITE proxy card previously furnished to you by the Committee in that it includes Proposals 3, 4 and 5. If you wish to vote with respect to Proposals 3, 4 and 5, you should complete the revised WHITE proxy card. You may vote "FOR," "AGAINST," or "ABSTAIN" with respect to Proposals 3, 4 and 5. Unless instructions to the contrary are given, all signed proxies received by the Company on the revised WHITE proxy card will be voted "FOR" the Committee's nominees, will "ABSTAIN" on Proposal 2 and will be voted "AGAINST" Proposal 3, "FOR" Proposal 4 and "FOR" Proposal 5.

        The Committee's Proxy Statement previously delivered to you was accompanied by the original WHITE proxy card. The original WHITE proxy card contained only Proposals 1 and 2 and did not contain Proposals 3, 4 and 5. If you have already completed and returned the original WHITE proxy card, such proxy will continue to be valid with respect to Proposals 1 and 2, but will not be counted for purposes of voting on Proposals 3, 4 and 5. We encourage you to vote the enclosed revised WHITE proxy card rather than the original WHITE proxy card. However, you should note that if you only vote on the original WHITE proxy card, or if the original WHITE proxy card is dated after the revised WHITE proxy card, your Shares will not be counted for purposes of determining whether or not Proposals 3, 4 and 5 are adopted. If you wish to specify the manner in which your Shares are to be voted on Proposals 3, 4 and 5, you should mark, sign, date and return the accompanying revised WHITE proxy card in the enclosed postage paid envelope.


                                OTHER INFORMATION

        The information concerning Hercules and Proposals 3, 4 and 5 contained herein has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although the Committee has no knowledge that would indicate that statements relating to Hercules and Proposals 3, 4 and 5 contained in this Supplement in reliance upon publicly available information is inaccurate or incomplete, it has not to date had access to the books and records of Hercules, was not involved in the preparation of such information and statements and is not in a position to verify any such information or statements. Accordingly, the Committee does not take any responsibility for the accuracy or completeness of such information or for any failure by Hercules to disclose events that may have occurred and may affect the significance or accuracy of any such information.

        Other than certain compensation which may be disclosed in the Management Definitive Proxy Statement that is received by the minority directors for their service as directors of the Company, including certain equity awards, to the knowledge of the

Committee, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any member of the Committee or its associates with respect to any securities of Hercules. Reference is hereby made to such information which, to the extent it may be deemed required is incorporated herein pursuant to Rule 14a-5(c) under the Exchange Act.

        The Management Definitive Proxy Statement is required to set forth information regarding, among other things, (a) the beneficial ownership of Shares by (i) any person known to Hercules to beneficially own more than 5% of any class of voting securities of Hercules, (ii) each director and nominee, and certain executive officers of Hercules, and (iii) all directors and executive officers of Hercules as a group, (b) information concerning Hercules' directors and management, including information relating to management compensation, and
(c) information concerning the procedures for submitting shareholder proposals for consideration at Hercules' 2004 Annual Meeting of Shareholders. Reference is hereby made to such information which, to the extent it may be deemed required, is incorporated herein pursuant to Rule 14a-5(c) under the Exchange Act.


                                    IMPORTANT

        PLEASE DO NOT RETURN ANY GOLD PROXY CARD FOR ANY REASON. ONLY YOUR LATEST DATED PROXY CARD WILL BE COUNTED, AND ANY GOLD PROXY CARD SENT IN FOR ANY REASON COULD INVALIDATE PREVIOUS PROXY CARDS SENT BY YOU TO SUPPORT THE COMMITTEE.

        THE COMMITTEE BELIEVES THAT SHAREHOLDER PARTICIPATION IS VERY IMPORTANT AND ENCOURAGES ALL SHAREHOLDERS TO MARK, SIGN, DATE AND RETURN THE REVISED WHITE PROXY CARD IN THE ENCLOSED POSTAGE PAID ENVELOPE.

        THE COMMITTEE RECOMMENDS THAT YOU VOTE "FOR" THE COMMITTEE'S NOMINEES, "ABSTAIN" ON PROPOSAL 2, "AGAINST" PROPOSAL 3, "FOR" PROPOSAL 4 AND "FOR" PROPOSAL 5.

                                    IMPORTANT

        PLEASE RETURN YOUR REVISED WHITE PROXY CARD AND DO NOT RETURN ANY OF THE COMPANY'S GOLD PROXY CARDS, EVEN AS A PROTEST VOTE AGAINST HERCULES. ONLY YOUR LATEST DATED, SIGNED PROXY CARD WILL BE COUNTED, AND ANY GOLD PROXY YOU SIGN FOR ANY REASON COULD INVALIDATE PREVIOUS WHITE PROXY CARDS SENT BY YOU TO SUPPORT THE COMMITTEE.

        Your vote is important. If you previously voted or vote on the Committee's original WHITE proxy card, you will not be voting on Proposals 3, 4 and 5. If you wish to specify the manner in which your Shares are to be voted on Proposals 3, 4 and 5, you should mark, sign, date and return the accompanying revised WHITE proxy card. If you have any questions or need assistance in voting your shares, please call:

                    GEORGESON SHAREHOLDER COMMUNICATIONS INC.
                                 17 State Street
                                   10th Floor
                            New York, New York 10004
                      (866) 288-2190 (TOLL FREE)
                     Banks and Brokerage Firms please call:
                                 (212) 440-9800

================================================================================

[WHITE PROXY CARD]


                                   HERCULES INCORPORATED

 P               PROXY SOLICITED ON BEHALF OF THE HERCULES SHAREHOLDERS'
     COMMITTEE FOR NEW MANAGEMENT (THE "COMMITTEE") FOR THE HERCULES INCORPORATED 2003 ANNUAL MEETING OF SHAREHOLDERS.
 R
                 The undersigned shareholder of Hercules Incorporated
     ("Hercules") hereby appoints Samuel J. Heyman and Sunil Kumar and each of
 O them, as attorneys and proxies, each with power of substitution, to represent the undersigned at the 2003 Annual Meeting of Shareholders of Hercules Incorporated and at any adjournments, postponements, continuations
 X or reschedulings thereof, with authority to vote all Shares held or owned by the undersigned in accordance with the directions indicated herein.

 Y               Receipt of the Proxy Statement and Supplement furnished by the
     Committee is hereby acknowledged.

                 THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED BY THE UNDERSIGNED SHAREHOLDER. ON MATTERS FOR WHICH YOU DO NOT SPECIFY A CHOICE, YOUR SHARES WILL BE VOTED FOR THE ELECTION OF ALL THE NOMINEES LISTED IN ITEM 1, WILL ABSTAIN ON ITEM 2, WILL BE VOTED AGAINST
     ITEM 3, WILL BE VOTED FOR ITEM 4 AND WILL BE VOTED FOR ITEM 5. IF ANY OTHER MATTER PROPERLY COMES BEFORE THE MEETING OR ANY ADJOURNMENTS, POSTPONEMENTS, CONTINUATIONS OR RESCHEDULINGS THEREOF, THE NAMED PROXY HOLDERS WILL VOTE THIS PROXY IN THEIR DISCRETION ON SUCH MATTER. IF YOU PREVIOUSLY VOTED OR VOTE ON THE COMMITTEE'S ORIGINAL WHITE PROXY CARD WHICH CONTAINED ONLY PROPOSALS 1 AND 2, YOU WILL NOT BE VOTING ON PROPOSALS 3, 4 AND 5. IF YOU WISH TO SPECIFY THE MANNER IN WHICH YOUR SHARES ARE TO BE VOTED ON PROPOSALS 3, 4 AND 5, YOU SHOULD MARK, SIGN, DATE AND RETURN THIS REVISED WHITE PROXY CARD.




                (CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE)

[X] Please mark votes as in this example.


ITEM 1 THE COMMITTEE RECOMMENDS A VOTE "FOR" THE NOMINEES LISTED BELOW

ELECTION OF DIRECTORS                                 FOR all        WITHHOLD
                                                      nominees      AUTHORITY
Harry Fields, Anthony Kronman,                         listed      to vote for
Vincent Tese and Gerald Tsai, Jr.                     at left:     all nominees:
                                                        [_]            [_]

To withhold authority to vote for any individual nominee identified above, check the "FOR" box and write that nominee's name on the line provided below:

______________________________________________________


ITEM 2 THE COMMITTEE MAKES NO RECOMMENDATION ON THE FOLLOWING MATTER TO BE VOTED ON AT THE 2003 ANNUAL MEETING



RATIFICATION OF                                 FOR        AGAINST      ABSTAIN
INDEPENDENT                                     [_]          [_]          [_]
PUBLIC ACCOUNTANTS



ITEM 3 THE COMMITTEE RECOMMENDS A VOTE "AGAINST" THE FOLLOWING MATTER TO BE VOTED ON AT THE 2003 ANNUAL MEETING



APPROVAL OF THE                                 FOR        AGAINST      ABSTAIN
HERCULES INCORPORATED                           [_]          [_]          [_]
OMNIBUS EQUITY
COMPENSATION PLAN FOR
NON-EMPLOYEE DIRECTORS


ITEM 4 THE COMMITTEE RECOMMENDS A VOTE "FOR" THE FOLLOWING MATTER TO BE VOTED ON AT THE 2003 ANNUAL MEETING



SHAREHOLDER PROPOSAL                            FOR        AGAINST      ABSTAIN
FOR REDEMPTION OF                               [_]          [_]          [_]
THE RIGHTS PLAN


ITEM 5 THE COMMITTEE RECOMMENDS A VOTE "FOR" THE FOLLOWING MATTER TO BE VOTED ON AT THE 2003 ANNUAL MEETING



SHAREHOLDER PROPOSAL                            FOR        AGAINST      ABSTAIN
REQUESTING AMENDMENT                            [_]          [_]          [_]
OF THE COMPANY'S
CHARTER TO PROVIDE
FOR THE RIGHTS OF
SHAREHOLDERS TO TAKE
ACTION BY WRITTEN CONSENT
AND TO CALL SPECIAL MEETINGS


IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY BE PRESENTED TO THE MEETING OR ANY ADJOURNMENTS, POSTPONEMENTS, CONTINUATIONS OR RESCHEDULINGS THEREOF.



Please sign exactly as your name appears on this proxy. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person. The signer hereby revokes all proxies heretofore given by the signer to vote at the 2003 Annual Meeting of Hercules Incorporated and any adjournments, postponements, continuations or reschedulings thereof.


                                     DATED: _____________, 2003



                                     -------------------------------------------
                                     Signature (Please sign exactly as your name appears to the left)



                                     -------------------------------------------
                                     Additional Signature (if held jointly)


                                     -------------------------------------------
                                     Title:



                                     PLEASE SIGN, DATE AND RETURN THIS CARD
                                     PROMPTLY USING THE ENCLOSED ENVELOPE.

--------------------------------------------------------------------------------

                                    IMPORTANT

     PLEASE RETURN YOUR REVISED WHITE PROXY CARD AND DO NOT RETURN ANY OF THE COMPANY'S GOLD PROXY CARDS, EVEN AS A PROTEST VOTE AGAINST HERCULES. ONLY YOUR LATEST DATED, SIGNED PROXY CARD WILL BE COUNTED, AND ANY GOLD PROXY YOU SIGN FOR ANY REASON COULD INVALIDATE PREVIOUS WHITE PROXY CARDS SENT BY YOU TO SUPPORT THE COMMITTEE.

     Your vote is important. If you previously voted or vote on the Committee's original WHITE proxy card, you will not be voting on Proposals 3, 4 and 5. If you wish to specify the manner in which your Shares are to be voted on Proposals 3, 4 and 5, you should mark, sign, date and return the accompanying revised WHITE proxy card. If you have any questions or need assistance in voting your shares, please call:

                    GEORGESON SHAREHOLDER COMMUNICATIONS INC.
                                 17 State Street
                                   10th Floor
                            New York, New York 10004
                           (866) 288-2190 (Toll Free)
                     Banks and Brokerage Firms please call:
                                 (212) 440-9800

--------------------------------------------------------------------------------

                             YOUR VOTE IS IMPORTANT

                           PLEASE SIGN, DATE AND MAIL
                           YOUR WHITE PROXY CARD TODAY